UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tiptree Financial Inc.

(Exact name of registrant as specified in its charter)

Maryland	38-3754322
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

780 Third Avenue, 21st Floor New York, New York	10017
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

(Explanatory Note: The registrant is a voluntary filer and is not subject to the filing requirements of the Securities Exchange Act of 1934.)

Securities Act registration statement file number to which this form relates:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered
Class A Common Stock, par value $0.001 per share

This Amendment No. 1 amends and restates in its entirety the Registration Statement on Form 8-A initially filed by Care Investment Trust Inc. (now named Tiptree Financial Inc.) (the “Registrant”) with the Securities and Exchange Commission on August 9, 2011, as set forth below.

Item 1.	Description of Securities to be Registered.

On December 31, 2012, the Registrant entered into a Contribution Agreement (the “Contribution Agreement”) with Tiptree Financial Partners, L.P. (“Tiptree”) and Tiptree Operating Company, LLC (“Operating Subsidiary”). Pursuant to the terms of the Contribution Agreement and in connection with the consummation of the transactions contemplated thereunder, on July 1, 2013, the Registrant filed with the State Department of Assessments and Taxation of Maryland its Fourth Articles of Amendment and Restatement (the “Charter”), in order to, among other things, (i) change the name of the Registrant to “Tiptree Financial Inc.”, (ii) rename the Registrant’s existing common stock as “Class A Common Stock”, with no change to the economic or voting rights of such existing common stock, (iii) reclassify 50,000,000 authorized and unissued shares of the Registrant’s common stock as Class B Common Stock, and (iv) remove certain provisions related to the Registrant’s qualification as a real estate investment trust.

The Class A Common Stock is currently quoted on the OTCQX market under the symbol “CVTR”.

Rights to Dividends and Distributions

The Charter provides that the Registrant may issue up to 200,000,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”). All shares of Class A Common Stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of Class A Common Stock if, as and when authorized by the Registrant’s board of directors (the “Board”) and declared by the Registrant out of assets legally available therefor. Shares of Class A Common Stock generally have no preemptive, appraisal, preferential, exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in the Charter described below. In the event of the Registrant’s liquidation, dissolution or winding up, each share of Class A Common Stock would be entitled to share ratably in all of the Registrant’s assets that are legally available for distribution after payment of or adequate provision for all of the Registrant’s known debts and other liabilities and subject to any preferential rights of holders of the Registrant’s preferred stock, if any preferred stock is outstanding at such time.

Voting Rights

Subject to restrictions in the Charter on the voting rights of the Registrant’s stock and except with respect to any amendment to the Charter (including any articles supplementary relating to any series of preferred stock) that relates solely to the terms of one or more outstanding classes or series (but not to all outstanding classes or series) of common stock (other than the Class A Common Stock) or preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Charter (including any articles supplementary relating to any series of preferred stock) or pursuant to the Maryland General Corporation Law, each share of Class A Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of Class A Common Stock will vote together with holders of the Registrant’s Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), as a single class, subject to certain exceptions. Except as provided with respect to any other class or series of stock, the holders of the Registrant’s common stock will possess exclusive voting power. There is no cumulative voting in the election of directors.

Shares Issued upon Redemption of Operating Subsidiary Membership Interests

The Amended and Restated Limited Liability Company Agreement of Operating Subsidiary (the “Operating Agreement”) provides that, beginning July 1, 2014, holders of membership interests of Operating Subsidiary other than the Registrant will have the right to cause Operating Subsidiary to redeem their membership interests for a number of shares of Class A Common Stock at the Redemption Rate (as defined in the Operating Agreement and which is initially 1 for 1). However, the Registrant, at its sole option and discretion, has the right to deliver to the redeeming holder a cash amount (or a combination of cash and shares) based on the market value of the Class A Common Stock on the date of redemption. Upon redemption of each membership interest, one share of Class B Common Stock held by the redeeming holder will be transferred to the Registrant for cancellation for no consideration.

Reclassification of Shares

The Charter authorizes the Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board is required by Maryland law and by the Charter to set, subject to restrictions set forth in the Charter on the transfer and ownership of the Registrant’s stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Registrant’s common stock or otherwise be in their best interests. No shares of the Registrant’s preferred stock are presently outstanding and the Registrant has no present plans to issue any preferred stock.

Issuance of Additional Shares

The Board has the power to amend the Charter from time to time without stockholder approval to increase or decrease the total number of authorized shares of the Registrant’s stock or the number of authorized shares of any class or series of the Registrant’s stock, to issue additional authorized but unissued shares of the Registrant’s common stock or preferred stock and to classify or reclassify unissued shares of the Registrant’s common stock or preferred stock and thereafter to cause the Registrant to issue such classified or reclassified shares of stock. The additional classes or series, as well as the Registrant’s existing Class A Common Stock and Class B Common Stock, will be available for issuance without further action by the Registrant’s stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may then be listed or traded.

Action by Written Consent

Until the date on which Tiptree, its affiliates and any person who is an express assignee or designee of Tiptree cease to own, in the aggregate, more than 50% of the Registrant’s then-outstanding voting stock, Tiptree may take any action required or permitted to be taken at any annual or special meeting of stockholders without prior notice, and without a vote, if a consent or consents in writing setting forth the action so taken are signed by holders of the minimum number of votes necessary to authorize or take such action at a meeting at which all outstanding shares of stock entitled to vote on the action were present and voted. In addition, the Charter provides that until that the date on which Tiptree, its affiliates and any person who is an express assignee or designee of Tiptree cease to own, in the aggregate, more than 50% of the Registrant’s then-outstanding voting stock, Tiptree will not be subject to the provisions of the Registrant’s Third Amended and Restated Bylaws (the “Bylaws”) regarding the advance notification of director nominations and other stockholder proposals.

The Charter provides that, following the first date on which Tiptree and its affiliates no longer own a majority of the Registrant’s outstanding voting power, stockholders will be permitted to take action without a meeting only by unanimous written or electronic consent (except that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, or, to the extent expressly permitted by the articles supplementary relating to one or more series of preferred stock, by the holders of such series of preferred stock, voting separately as a series, may be taken without a meeting by such class or series, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of such class or series entitled to vote thereon were present and voted) and Tiptree will be subject to the same advance notification bylaw provisions as other stockholders.

Classified Board

The Charter provides that, beginning with the election of directors at the Registrant’s 2013 annual meeting of stockholders, the Board will be classified, with respect to the terms for which directors severally hold office, into three classes. One class will hold office initially for a term expiring at the Registrant’s 2014 annual meeting of stockholders, a second class will hold office initially for a term expiring at the Registrant’s 2015 annual meeting of stockholders and a third class will hold office initially for a term expiring at the Registrant’s 2016 annual meeting of stockholders. The directors elected at each annual meeting of the Registrant thereafter will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualified.

Ownership Restrictions

The Registrant is subject to applicable state insurance laws and regulations as a result of its ownership of Philadelphia Financial Group, Inc. To satisfy the requirements of applicable state insurance regulators, the Charter includes provisions restricting any person that, together with its affiliates, has beneficial ownership of 9.8% or more of the Registrant’s voting securities from voting in excess of 9.8% of the Registrant’s voting securities. The Charter specifically exempts from these restrictions any capital stock beneficially owned by Tiptree and its affiliates, or any other stockholder who acquires beneficial ownership of 9.8% or more of the Registrant’s capital stock, that has been approved by the Pennsylvania Insurance Commissioner, the Superintendent of the New York Department of Financial Services and any other applicable state insurance commissioner.

Special Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.

Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” will have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible to be cast on the matter under the Maryland Control Share Acquisition Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. “Control shares” means voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The Bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of the Registrant’s shares of stock. The Board has adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the Board. However, the Board may amend or eliminate this provision in the Bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If the Board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of the Registrant and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for the Registrant’s common stock or otherwise be in the best interest of the Registrant’s stockholders.

The foregoing description of the Registrant’s Class A Common Stock does not purport to be complete and is qualified in its entirety by reference to the full texts of the

Charter, Bylaws, Form of Certificate of Class A Common Stock and Operating Agreement, copies of which are filed herewith as Exhibits 3.1, 3.2, 4.1 and 10.1, respectively, and the terms of which are incorporated herein by reference.

Item 2.	Exhibits.

Exhibit 3.1	Fourth Articles of Amendment and Restatement of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on July 2, 2013).

Exhibit 3.2	Third Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on November 8, 2010).

Exhibit 4.1	Form of Certificate of Class A Common Stock*

Exhibit 4.2	Amended and Restated Limited Liability Company Agreement of Tiptree Operating Company, LLC (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on July 2, 2013).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Tiptree Financial Inc.

Date: July 2, 2013	/s/ Geoffrey Kauffman
Geoffrey Kauffman
President and Chief Executive Officer